# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BUUU Group Ltd, CIK 0002047273
CUSIP: G1739L110
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: Flat B, 16th Floor, Ford Glory Plaza, 37 Wing Hong Street, Cheung Sha Wan, Kowloon, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 10/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002147437

## Reporting persons
- A Max Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 25,000,000; sole dispositive power 0; shared dispositive power 25,000,000; aggregate amount beneficially owned 25,000,000 (16.8% of the class)
  Comment: (1) A Max Holding Limited is the record holder of these shares. See Item 4.
  
  (2) Based on 148,780,000 Class A Ordinary Shares issued and outstanding as of October 25, 2026.
- 3 Diamonds VCC, for and on behalf of its sub-fund, 8 Capital Global Equities Fund: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 25,000,000; sole dispositive power 0; shared dispositive power 25,000,000; aggregate amount beneficially owned 25,000,000 (16.8% of the class)
  Comment: (1) These shares are held of record by A Max Holding Limited. 3 Diamonds VCC holds all of the issued shares of A Max Holding Limited for the account of its sub-fund, 8 Capital Global Equities Fund. See Item 4.
  
  (2) Based on 148,780,000 Class A Ordinary Shares issued and outstanding as of October 25, 2026.
- 8 Capital Asset Management Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 25,000,000; sole dispositive power 0; shared dispositive power 25,000,000; aggregate amount beneficially owned 25,000,000 (16.8% of the class)
  Comment: (1) 8 Capital Asset Management Pte. Ltd. is the manager of 3 Diamonds VCC and exercises voting and investment discretion over the assets of 8 Capital Global Equities Fund. It disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. See Item 4.
  
  (2) Based on 148,780,000 Class A Ordinary Shares issued and outstanding as of October 25, 2026.
- Heng Hwa Liang: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 25,000,000; sole dispositive power 0; shared dispositive power 25,000,000; aggregate amount beneficially owned 25,000,000 (16.8% of the class)
  Comment: (1) Heng Hwa Liang is the sole director of A Max Holding Limited, a director and the managing director of 3 Diamonds VCC, and a director and the sole shareholder of 8 Capital Asset Management Pte. Ltd., the manager of 3 Diamonds VCC. Because of these positions, he may be deemed to beneficially own the shares held by A Max Holding Limited. He disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. See Item 4.
  
  (2) Based on 148,780,000 Class A Ordinary Shares issued and outstanding as of October 25, 2026.

## Item 1. Issuer
Name of issuer: BUUU Group Ltd
Address of issuer's principal executive offices: Flat B, 16th Floor, Ford Glory Plaza, 37 Wing Hong Street, Cheung Sha Wan, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by the following (each a "Reporting Person" and together the "Reporting Persons"):

(i) A Max Holding Limited;

(ii) 3 Diamonds VCC, for and on behalf of its sub-fund, 8 Capital Global Equities Fund;

(iii) 8 Capital Asset Management Pte. Ltd.; and

(iv) Heng Hwa Liang.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit A, under which they have agreed to file this statement jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act").
Address of principal business office or, if none, residence:
A Max Holding Limited: c/o 26 Ann Siang Road, Singapore 069706

3 Diamonds VCC: 26 Ann Siang Road, Singapore 069706

8 Capital Asset Management Pte. Ltd.: 26 Ann Siang Road, Singapore 069706

Heng Hwa Liang: c/o 26 Ann Siang Road, Singapore 069706
Citizenship:
A Max Holding Limited: British Virgin Islands

3 Diamonds VCC: Singapore

8 Capital Asset Management Pte. Ltd.: Singapore

Heng Hwa Liang: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date of this statement, each of A Max Holding Limited, 3 Diamonds VCC (for and on behalf of its sub-fund, 8 Capital Global Equities Fund), 8 Capital Asset Management Pte. Ltd. and Heng Hwa Liang may be deemed to beneficially own 25,000,000 Class A Ordinary Shares of the Issuer. A Max Holding Limited holds all of these shares of record.
Percent of class: The 25,000,000 Class A Ordinary Shares that each Reporting Person may be deemed to beneficially own are about 16.80% of the Issuer's outstanding Class A Ordinary Shares. This percentage is based on 148,780,000 Class A Ordinary Shares issued and outstanding as of October 25, 2026 as provided by the Issuer.
Sole power to vote or to direct the vote: No Reporting Person has sole power to vote or to direct the vote of any Class A Ordinary Shares.
Shared power to vote or to direct the vote: Each Reporting Person may be deemed to share the power to vote or to direct the vote of 25,000,000 Class A Ordinary Shares.
Sole power to dispose or to direct the disposition: No Reporting Person has sole power to dispose of or to direct the disposition of any Class A Ordinary Shares.
Shared power to dispose or to direct the disposition: Each Reporting Person may be deemed to share the power to dispose of or to direct the disposition of 25,000,000 Class A Ordinary Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- A Max Holding Limited: /s/ Heng Hwa Liang, Heng Hwa Liang/Director (10/29/2026)
- 3 Diamonds VCC, for and on behalf of its sub-fund, 8 Capital Global Equities Fund: /s/ Heng Hwa Liang, Heng Hwa Liang/ Managing Director (10/29/2026)
- 8 Capital Asset Management Pte. Ltd.: /s/ Heng Hwa Liang, Heng Hwa Liang/Director (10/29/2026)
- Heng Hwa Liang: /s/ Heng Hwa Liang, Heng Hwa Liang (10/29/2026)